Suite 1230, 777 Hornby Street Vancouver, BC Canada, V6Z 1S4 Tel: (604) 694-0021 Fax: (604) 694-0063

August 17, 2012

Mr. Craig Arakawa
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549 USA

Dear Mr. Arakawa:

Re:	Petaquilla Minerals Ltd.
Form 20-F for the Fiscal Year Ended May 31, 2011
Filed September 12, 2011
Response Dated July 16, 2012
File No. 000-26296

Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is responding to your letter dated July 30, 2012, relating to the above reference filing. The comments contained in the SEC Staff’s (“Staff”) letter and the Company’s responses are set forth below.

Form 20-F for the fiscal year ended May 31, 2011
Financial Statements
Note 2 – Significant Accounting Policies and Basis of Presentation
Mineral properties, page 93

SEC Comment:

1.	We note your response to comment 11 from our letter dated May 31, 2012 indicating that you use different methods to determine depletion of your mineral property costs in reporting your Canadian GAAP and US GAAP results. We understand that you deplete your mineral property costs based on the straight line method over the estimated useful life of the Molejon mine for US GAAP and the unit of production method for purpose of Canadian GAAP. Please note that under US GAAP mineral property costs are typically depleted based on the unit of production method using proven and probable reserves as the depletion base. Tell us whether your US GAAP results reflect an adjustment for this difference in method, quantifying the amount of the adjustment in each of the periods presented and revise your reconciliation at note 30, if material.

Petaquilla’s Response:

In response to the Staff’s comment, the Company does not have proven and probable reserves as defined by SEC Industry Guide 7. Accordingly, we believe using the life of mine as a basis for depletion to be appropriate under US GAAP. The carrying value for our mineral properties under US GAAP for fiscal 2011 was approximately $2.5M prior to depletion, and depletion for the year was $419K, resulting in a net balance of $2.1M. As such, notwithstanding the above, given the value of the Company’s mineral properties (consisting solely of ball mills) under US GAAP calculating depletion on a unit of production basis using the Company’s Canadian NI 43-101 reserves would not result in a material difference to our US GAAP depletion in any given year.

Note 27 – Deferred Revenue, page 114

SEC Comment:

2.	We note your response to comment 15 from our letter dated May 31, 2012 indicating that you believe the Forward Gold Purchase Agreement you entered into with Deutsche Bank, AG qualifies for the normal sales exception under FASB ASC paragraph 815-10-15-22. Please address the following points:

●	Tell us how you valued the original agreement amount of $45,000,000 and whether this was based on gold prices in September 2010. As noted in our previous comment, it appears you assigned a per ounce price of $691 which is significantly less than the spot price of gold in September 2010. To the extent the gold was priced on something other than the then-current gold prices, tell us how this arrangement meets the normal sale criteria of “clearly and closely related” under ASC 815-10-15-25(b) and ASC 815-10-15-30 through 34;

Petaquilla’s Response:

In response to the Staff’s comment, the value of the deferred revenue of $45,000,000 was based on the upfront payment of approximately $675 per ounce (66,650 total ounces). In addition to the prepayment of $675 per ounce, the price Deutsche Bank AG will pay per ounce depends on the gold price with a cap and floor. The maximum or cap being $1,290 (this was the gold spot price on the date of the agreement) and the minimum or floor being $875. If the spot price of gold on delivery exceeds $875 the Company receives up to an additional $415 from Deutsche Bank AG. If the spot price of gold on delivery is below $875 no additional consideration is paid by Deutsche Bank AG.

We considered the accounting implications of the price adjustment mechanism relating to the minimum and maximum price per ounce described above and concluded that since the price adjustment mechanism was clearly and closely related to the price of gold it did not preclude the arrangement from qualifying for the normal sale exception.

ASC 815-10-15-25(b) and ASC 815-10-15-30 through 34 lists three circumstances in which the underlying to a price adjustment feature in a contract would not be considered clearly and closely related to the asset being sold or purchased and, therefore, would render the contract ineligible for the normal purchases and normal sales exception:

●	The underlying is extraneous (that is, irrelevant and not pertinent) to both the changes in the cost and the changes in the fair value of the asset being sold or purchased, including being extraneous to an ingredient or direct factor in the customary or specific production of that asset.

The underlying is the price of gold and is, therefore, not extraneous.

●	If the underlying is not extraneous as discussed in (1) above, the magnitude and direction of the impact of the price adjustment is not consistent with the relevancy of the underlying. That is, the magnitude of the price adjustment based on the underlying is significantly disproportionate to the impact of the underlying on the fair value or cost of the asset being purchased or sold (or of an ingredient or direct factor, as appropriate).

The direction of the impact of the price adjustment is consistent with the relevancy of the underlying in that the contract price moves upwards or downwards with changes in the spot price of gold. The magnitude of the price change is limited by the cap and floor present in the contract. However, the impact of this is that the contract pricing is partially fixed and partially floating which will result in a settlement price that is closer to the actual spot price of gold on the date of delivery than would be the case if this were a purely fixed price contract.

●	The underlying is a currency exchange rate involving a foreign currency that is neither the functional currency or the local currency of any substantial party to the contract, nor the currency in which the underlying asset is routinely denominated in international commerce (such as the U.S. dollar for crude oil).

Given that the Company’s functional currency is the US dollar and gold contracts are routinely denominated in US dollars the currency in which the contract is priced would not render it ineligible for the normal purchases and normal sales exemption.

SEC Comment:

●	Clarify how the terms of the Forward Gold Purchase Agreement are consistent with the terms of your normal sales agreements with other entities, explaining how your conclusions are consistent with FASB ASC paragraphs 815-10-15-27 through 29 and 35 through 36;

Petaquilla’s Response:

In response to the Staff’s comment, we considered the relevant accounting guidance and concluded that the terms of the Forward Gold Purchase Agreement meet the criteria for normal purchases and sales exemption. The assessment of the contractual terms requires the use of judgment and in making this assessment we considered the following:

●	Quantities - the contracted quantities are well within the Company’s production profile (representing approximately only 10% of the Company’s proven and probable reserves on inception of the agreement).
●	Location – the location of delivery is typical of other gold sales contracts where the gold is delivered to the refiner and credited to the Company’s account prior to transferring the gold to the customer’s account.
●	Time - The tenure of the contract is not unusually long and it is less than the expected life of the Company’s Molejon mine.
●	Prior practice – The Company did not commence producing saleable gold until fiscal 2010. In fiscal 2010 the Company entered into a similar arrangement to deliver 7,000 ounces of gold after receiving a prepayment for a portion of the value per ounce. The remainder of the Company’s sales has typically been sold at the spot rate on the date of the transaction.
●	Past trends – See above point (prior practice).
●	Expected future demand – Contract quantities are within our expectations of the future demand for gold and the Company’s production capabilities.

●	Other contracts – See above point (prior practice). In 2012, the Company has entered into a similar agreement to sell silver
●	Industry Customs – Prepaid sales contracts are used in the mining industry.
●	Operating locations – Gold mining is a global industry and its participants often operate in foreign jurisdictions. The location of our operations does not prevent us from concluding that the contract has normal terms.
●	Probable physical settlement – contract quantities are well within the production profile of the Molejon mine and the contract term is shorter than the life of mine. The Company does not have a past practice of net settling gold sales contracts. The Company intends to settle the contract through the physical delivery of gold produced by its mine and has done so since inception of the contract.

SEC Comment:

●	We note in your disclosure on page 114 that if there is any shortfall in the number of gold ounces required to be delivered, you are required to pay in cash the difference based on the gold price on the scheduled delivery date. Tell us how you considered this provision when determining this arrangement is a normal sale when ASC 815-10-15-41 indicates any cash settlement does not qualify for the normal sale scope exception;

Petaquilla’s Response:

In response to the Staff’s comment, we considered the relevant accounting guidance and concluded that the provision does not preclude the agreement to qualify for the normal purchase and sale exemption. The guidance in ASC 815-10-15-41 precludes the use of the normal purchases and normal sales scope exemption for contracts that require cash settlement. The Forward Gold Purchase Agreement requires settlement through the physical delivery of gold. Cash settlement is only possible in the case of non-performance or default. As we have concluded that settlement through physical delivery is probable at inception and throughout the term of the Forward Gold Purchase Agreement, the delivery shortfall provision does not preclude the use of the normal purchases and normal sales scope exemption.

SEC Comment:

●	Tell us whether you have met your delivery requirements under this arrangement thus far, provide details of the amounts that you have delivered for each of the periods outlined in the schedule at note 27; and

Petaquilla’s Response:

In response to the Staff’s comment, we have met all delivery requirement as of today’s date, and have delivered gold ounces in the amounts consistent with the agreement schedule and the schedule at note 27.

SEC Comment:

●	Provide a courtesy copy of this agreement with your next response.

Petaquilla’s Response:

In response to the Staff’s comment, we will confidentially provide a courtesy copy of the agreement, and any related amendments to the agreement, under a separate cover bearing today’s date.

SEC Comment:

3.	We note you have characterized the sales of future revenues received from the Forward Gold Purchase Agreement as deferred revenue. Please tell us how your classification and recognition of this arrangement as deferred revenue complies with the provisions of FASB ASC paragraphs 470-10-25-1 and 2 and FASB ASC paragraph 470-10-35-3.

Petaquilla’s Response:

In response to the Staff’s comment, we have considered the relevant accounting guidance that addresses whether certain arrangements should be treated as debt or deferred revenue. This arrangement does not involve cash repayments. FASB ASC paragraph 470-10-25-1 addresses an upfront receipt of cash that must be repaid in cash by reference to an amount of revenue, etc. As this contract requires actual physical delivery of production from the mine, we do not believe that this guidance (“Sales of Future Revenues or Various Other Measures of Income”) applies, and therefore concluded that it should be recorded as deferred revenue rather than debt.

Engineering Comments

Plant, Property and Equipment page 28

SEC Comment:

4.	We note your response to comment 1 from our letter dated May 31, 2012. In addition to your proposed disclosure, please include your planned leach recovery for this material.

Petaquilla’s Response:

We have reviewed the Staff’s comment and agree with their disclosure recommendations. It is our intention to expand our proposed disclosure in our response to comment 1 from your letter dated May 31, 2012, with the following wording:

Our planned leach recovery for the low grade ore stockpiles is 81.4%.

Resource and Reserve Estimates page 38

SEC Comment:

5.	We note your response to comment 6 from our letter dated May 31, 2012. In addition to your proposed disclosure, please include the cut-off grade and the associated commodity prices used in the determination of your mineral reserves and resources.

Petaquilla’s Response:

We have reviewed the Staff’s comment and agree with their disclosure recommendations. It is our intention to expand our proposed disclosure in our response to comment 1 from your letter dated May 31,

2012 with the following wording:

Our mineral reserves and resources were determined using a cut-off grade of 0.1 g/t of gold, and a gold price of $1,250.

In connection to responding to your comments, the Company acknowledges that:

  the Company it is responsible for the adequacy and accuracy of the disclosure in the Filing;

  staff comments or changes to disclosure in response to staff comments and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company welcomes the opportunity to discuss the foregoing points further, if necessary, and to clarify any open questions you may have at your convenience.

Regards,

PETAQUILLA MINERALS LTD.

/s/ Ezequiel Sirotinsky
Ezequiel Sirotinsky
Chief Financial Officer